Invest in PredictSys

Using Artificial Intelligence to solve Fashion's $210 Billion problem



PREDICTSYSINC.AI MORAGA CA

Retail   Software   Technology   Saas   Sustainability

Why you may want to invest in us...

1   Addresses $210 Billion supply-demand mismatch problem for Fashion products

2   Proven business & tech team with top tier talent from McKinsey, Amazon Fashion and AWS

3   MVP that generates recommendations with 90%+ accuracy

4   Multiple client discussions underway to launch pilot

Why investors ♥ us

WE'VE RAISED $17,600 SINCE OUR FOUNDING



The majority of my early career was in the retail fashion industry. Among the greatest challenge for all retailers is inventory management. As the former CEO of American Eagle Outfitters in its early, high growth years, I learned the potential and value of predictive analytics.

In advising PedictSys's founder, Abhinav Chandra, I have been impressed with his sophisticated application of the latest analytical tools that provide customers with a higher degree of certainty in an uncertain world that could not have been imagined only a few short years ago. I am convinced of PredictSys great potential.

Donald Gordon Morrison Chairman of Deal Flow, BlueTree Allied Angels

LEAD INVESTOR   INVESTING $1,000 THIS ROUND











Abhinav, since college days, has sharp focus and great execution. If he comes up with something, it will be good. I believe PredictSys has the potential o transform planning and pricing for fashion supply chain. I am betting on it.

Gaurav Chaturvedi

SEE MORE

The founder

Abhinav Chandra

CEO

Drove exponential revenue growth and profitability through use of AI/ML at Amazon Fashion

Story

PREDICTSYS
INC.
Solving Fashion's $210 billion problem
Privileged and Confidential

Fashion has a
$210 billion
supply-demand
mismatch
Units produced - Global
$210+ billion
profit erosion
Never
sold
20-30%
Over production
Full price
40-50%
Markdown
20-30%
A portion
sold below
cost of goods

















Association, Huffpost, The Guardian and Statista

Supply-demand mismatch also directly contributes negatively to the global climate crisis
Extra 16+ billion cubic meters of water consumed
Excess chemicals used in dyeing and finishing fabrics
Additional 343+ million tons of CO2 released
18+ million tons of waste created unnecessarily
Annual impact
Source: Pulse of the fashion industry by Boston Consulting Group and Global Fashion Agenda; team analysis
Driven by 30% excess production due to supply and demand mismatch
PREDICTSYS

Supply-demand mismatch is driven by manual forecasting and processes
Fashion products like women's dresses are difficult to forecast
Planners use historical sales data in Excel and "gut feeling" to generate forecasts
Typically only 60-70% accuracy
Buying and inventory management processes are highly manual
PREDICTSYS

We use Advanced Technologies to generate SKU level forecasts with 90%+ accuracy
Item level characteristics
Demographics
Mainstream media
Weather forecast
Daily sales (scrubbed)
eCommerce websites
Promotions
Social media
Inventory
Demographics
Fashion shows
Client Data
Proprietary PredictSys Data
PredictSys SaaS AI/ML
FORECAST
PREDICTSYS

Trend Prediction
• Fashion trends 6-9 months in advance



and generate SKU level actionable recommendations

- Styles to invest in

Inventory Management

- SKU level forecast
- under stock / over stock
- profit maximizing price
- actions to address under / over stock





Our actionable recommendations **improve** clients' **profit margin** by over **100 basis points**



Inventory turns improvement

Customer experience – returns rate reduction

Increase in in-season sell through

Positive environmental impact, reduce waste



Unique business and technology expertise to **solve this $210 billion issue**



ABHINAV CHANDRA
CEO
Amazon Fashion, McKinsey

ANDY NGUYEN
HEAD OF SALES
Tailored Brands
Mervyns

BOBBY MALIK
CTO
AWS, Kohl's

SAPTARISHI DEY
HEAD DATA SCIENTIST
Amazon, MU Sigma

ADVISORS



DON MORRISON
American Eagle Outfitters
Woolrich Retail

RON BAIME
Dicks Sporting Goods
Kohl's

DAVID LAWRENCE
Tailored Brands

ABHISEK RATH
Sony Pictures
(Technologies)
Wipro Technologies

Competitors lack accurate SKU level actionable recommendations

ERP SOFTWARE
ORACLE, JDA, SAP

- Generic modules
- Historical data only
- Not viable due to low accuracy

DATA AGGREGATORS
EDITED, STYLE SAGE

- Collect competitive data
- Data without recommendations



• No forecasting at SKU level

$210 billion supply - demand inefficiencies

$30-$60 billion savings

$3-$9 billion TAM

Our Total Addressable Market is **$3+ billion**





$1.6M of funding required over next 12 months

$1.1M through WeFunder and $0.5M through other sources

BUILD

Expand product features

GENERATE REVENUE

Complete a paid pilot

SCALE

Expand pilot to 5-10 additional companies

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We use Artificial Intelligence and Big Data to forecast fashion trends and demand at product/size level with high accuracy. We use our highly accurate forecasts, in conjunction with client data, to generate actionable supply chain, profit and customer experience improvement recommendations in a fully automated way! Our solution better matches customer needs and demand with production and supply reducing the $210 Billion supply-demand mismatch in the fashion supply chain.

Where will your company be in 5 years? ⌄

In five years, we want to be the leading provider of automated forecasting and increased automation solutions in the $1.7 Trillion global fashion supply chain for all product categories like Jeans, Dresses, Shoes etc. In addition we want to expand our offering to categories like beauty, toys, home, which have an element of fashion in them. These categories represent another $1.4 Trillion in sales in just US alone. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

In the fashion supply chain, $210 Billion worth of goods are either never sold or sold at less than the cost of production because of supply-demand mismatch. This is a huge waste of precious resources - 16 Billion+ cubic meters of excess water used and 343 million+ tons of excess carbon dioxide emitted. We need to address this problem now!

How far along are you? What's your biggest obstacle? ⌄

We have built the MVP and are in advanced discussions with six fashion retailers and brands to conduct a pilot.

Our biggest obstacle is client inertia to change and belief that Fashion in primarily art. Given the complexity of fashion, this belief was justified 10 years ago when technology and data was not as advanced and played a secondary role in processes and decision making. With the advent of AI and Big Data, technology and data should play a bigger role in processes and decision making. Fashion will always be driven by art but technology and data can help make smarter decisions.
However, companies that have been used to doing things a certain way for the past 20 years might be hesitant to try new disruptive technologies.

Who competes with you? What do you understand that they don't? ⌄

Our competitors fall in two categories - ERP solutions providers and Fashion data aggregators.

1. ERP solution providers have forecasting solutions but these are generic modules (not customized to fashion) or mostly focused on replenishment. Their accuracy in fashion space is low (~60%) and hence fashion companies either do not use them or build highly manual processes to check and double check their numbers. In addition these modules do not generate actionable recommendations based on the forecasts

2. Fashion data aggregators collect data from multiple sources like e-commerce websites and provide them to fashion companies. They leave the part of understanding the data, generating forecasts and actionable recommendations to the client. This leads to data being "interesting" but at the same time causing analysis-paralysis in the client team and very little actual benefit for the client

Where we are different is that our solution:
1. PredictSys is tailored for the fashion products and in fact to each product category within fashion (e.g., Women's Jeans, Women's Dresses, etc.)
2. Brings data from different sources (Big Data) that are predictors of future fashion trends
3. Uses AI to generate accurate fashion forecasts and actionable recommendations which clients can directly use to positively impact their profit and customer experience.

How will you make money? ⌄

We will make money by selling our software as a service to fashion companies. Clients can choose one of two pricing models - pay fixed annual licensing fees or pay per use. The fixed licensing fees will depend on the number of users and number of fashion product categories.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Two biggest risks are:

The biggest risks are:

1. Inertia from fashion companies to try new disruptive technology. This may be due to lack of desire to change well established but manual processes or decision makers (e.g., Head of Merchandising) seeing this technology as a threat which will reduce their organization size and influence in the company. However, the rapid change in demand patterns during COVID has made it clear to fashion companies that they need more technology/data to make better decisions faster in a rapidly changing environment. We are seeing a higher level of interest from potential clients since Q4 of 2020.

2. The key to our success is our ability to generate highly accurate prediction of fashion trends. However, our solution is not going to be accurate 100% of the time. We run the risk of key stakeholders within our clients using these instances of inaccurate predictions to discredit the performance of our software. We plan to mitigate this risk by doing two things:
A. Being clear in our messaging that our solution will not be 100% accurate but will perform much better in aggregate than what their current processes
B. Setting up clear metrics and goals to measure the success of our solution compared to the older processes